FILED AS OF DATE:      October 7, 2004


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

                  Tender Offer Statement Under Section 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 FINAL AMENDMENT

                           ASA HEDGED EQUITY FUND LLC
                                (Name of Issuer)

                           ASA HEDGED EQUITY FUND LLC
                      (Name of Person(s) Filing Statement)

                   UNITS OF LIMITED LIABILITY COMPANY INTEREST
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                 Kenneth Banwart
                      Chairman and Chief Executive Officer
                          Aspen Strategic Alliance LLC
                       817 W. Peachtree St., NW, Suite 400
                                Atlanta, GA 30308
                                  404.760.3747

       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:

                             John A. MacKinnon, Esq.
                         Sidley Austin Brown & Wood LLP
                               787 Seventh Avenue
                               New York, NY 10019
                                  212.839.5534

                                 August 20, 2004
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

Transaction Valuation: $945,352(a)            Amount of Filing Fee: $119.78(b)

(a) Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)   Calculated at $126.70 per $1,000,000 of the Transaction Valuation.

[x]   Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $119.78
Form or Registration No:   SCHEDULE TO, REGISTRATION NO. 005-79715
Filing Party:              ASA HEDGED EQUITY FUND LLC
Date Filed:                August 20, 2004

[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third-party tender offer subject to Rule 14d-1.

[x]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [x].

         This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on August 20, 2004 by ASA Hedged Equity Fund LLC (the "Fund") in connection with an offer by the Fund to repurchase up to 39,704 units of limited liability company interests ("Units") on the terms and subject to the conditions set forth in the Offer to Repurchase and the related Letter of Transmittal. Copies of the Offer to Repurchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on August 20, 2004.

         This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Repurchase.

         The following information is furnished pursuant to Rule 13e-4(c)(4):

         1. The Offer expired at 12:00 midnight, Eastern Time, on September 24, 2004.

         2. The Valuation Date of the Units tendered pursuant to the Offer was September 30, 2004.

         3. Approximately 26,847.734 Units were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

         4. Payment for approximately 1,227.663 Units was made by reallocating the amount into one or more of the other ASA Funds. Members who tendered Units by the Repurchase Request Deadline in order to reinvest the proceeds in another ASA Fund received payment for their Units on October 1, 2004. Payment for approximately 25,620.071 Units was made by sending the proceeds to Members who did not wish to reinvest the proceeds in another ASA Fund. Members who tendered Units by the Repurchase Request Deadline but did not reinvest the proceeds in another ASA Fund received payment for their Units via a non-interest bearing, non-transferable promissory note (the "Promissory Note.") The Fund anticipates paying to such tendering Members the initial amount payable under the Promissory Notes by approximately October 31, 2004. The balance, if any, to be paid to each tendering Member with respect to the Interests purchased by the Fund will be paid promptly after the completion of the Fund's audit for the fiscal year ending January 31, 2005. It is expected that the annual audit will be completed no later than March 31, 2005.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 ASA HEDGED EQUITY FUND LLC


                                                 By: /s/ Kenneth Banwart.
                                                 -----------------------------
                                                 Name:  Kenneth Banwart
                                                 Title:  President

October 7, 2004